

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Yael Steiner
Associate General Counsel
10X Capital Venture Acquisition Corp. II
1 World Trade Center, 85th Floor
New York, NY 10007

> **Re: 10X Capital Venture Acquisition Corp. II**
> **Preliminary Proxy Statement on Form 14A**
> **Filed September 16, 2022**
> **File No. 001-40722**

Dear Yael Steiner:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance